UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Imperial Petroleum Inc. (the “Company”) has entered into agreements to acquire a 40,170 dwt M.R. refined petroleum product tanker, built at SLS Shipbuilding, South Korea in 2009, for $23.35 million and a 33,700 dwt handysize drybulk carrier, built at Shin Kochi Jyuko, Japan in 2012, for $15.5 million, from entities affiliated with Brave Maritime, which is affiliated with members of the Vafias family. The drybulk carrier is expected to be delivered by the end of August 2024 and the product tanker is expected to be delivered by the end of December 2024, each on a charter-free basis. The Company expects to finance the purchase price for each vessel with cash-on-hand and has the option to pay for the vessels latest by one year from each respective purchase agreement.

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This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663), Post Effective Amendment No. 1 to Form F-1 on Form F-3 Registration Statement (Reg. No. 333-266031) and Registration Statements on Form S-8 (Reg. Nos. 333-275745 and 333-278813), including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2024

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer